082-03430

TIOMIN RESOURCES INC.

News Release (TSX: TIO)

RECEIVED 2009 JUN -2 A 3:31

Tiomin CEO outlines corporate strategy and focus for 2009 at company's Annual Meeting of Shareholders

TORONTO – May 26 2009 - Tiomin Resources Inc. ("Tiomin" or the "Company") held its annual meeting of shareholders today. The Company's present Board of Directors was re-elected by a significant majority of shares voted, giving the Board and Management team a strong mandate to move forward. During the meeting, Tiomin's President & CEO, Robert Jackson, outlined the company's accomplishments for 2008, its evolving corporate strategy, as well as its focus for 2009.

"We are firmly focused on long-term value creation at Tiomin, and are executing on a strategy that couples seeking an accretive transaction with realizing returns on our current projects and investments," said Mr. Jackson.

"This is probably the most critical year for our company. We have a clear sense of urgency, and notwithstanding the global economic issues and decreased commodity prices of late, we will move this company forward. We continue to seek a company-making transaction. We expect to continue to advance or terminate our current projects, and we expect to keep adequate cash reserves on hand to provide us with the financial flexibility we require," continued Mr. Jackson.

A copy of the presentation delivered at today's meeting will be available on Tiomin's website shortly.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

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